

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 3, 2007

Via Facsimile

Trent N. Tappe
Vice President and Senior Corporate Governance
    and Securities Counsel
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

> **RE: WMG Acquisition Corp.**
> **Warner Music Group Corp.**
> **Form 10-K: For the Year Ended September 30, 2006**
> **File Numbers: 333-121322, 001-32502**

Dear Mr. Tappe:

    We have completed our review of your Form 10-Ks and related filings, and at this time do not have further comments.

                                Sincerely,

                                Michael Fay
                                Accounting Branch Chief